UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1-31 December 2018

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights 03 December 2018	Announcement Transaction in Own Shares 03 December 2018
Announcement Transaction in Own Shares 04 December 2018	Announcement Directorate Update 05 December 2018
Announcement Transaction in Own Shares 05 December 2018	Announcement Transaction in Own Shares 06 December 2018
Announcement Transaction in Own Shares 07 December 2018	Announcement Director/PDMR Shareholding 10 December 2018
Announcement Director/PDMR Shareholding 10 December 2018	Announcement Transaction in Own Shares 11 December 2018
Announcement Transaction in Own Shares 11 December 2018	Announcement Transaction in Own Shares 12 December 2018
Announcement Transaction in Own Shares 13 December 2018	Announcement Transaction in Own Shares 14 December 2018
Announcement Director/PDMR Shareholding 17 December 2018	Announcement Transaction in Own Shares 17 December 2018
Announcement Transaction in Own Shares 18 December 2018	Announcement Director/PDMR Shareholding 19 December 2018
Announcement Transaction in Own Shares 19 December 2018	Announcement Transaction in Own Shares 20 December 2018
Announcement Transaction in Own Shares 21 December 2018

Diageo PLC – Total Voting Rights
Dated 03 December 2018

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 30 November 2018 consisted of 2,658,469,866 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights.  231,402,805 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,427,067,061 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

3 December 2018

Diageo PLC – Transaction in Own Shares
Dated 03 December 2018

Transaction in Own Shares
December 03, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 03, 2018	284,299	2,862.00	2,821.50	2,836.24	XLON
December 03, 2018	138,965	2,862.00	2,821.50	2,836.28	CHIX
December 03, 2018	26,736	2,861.50	2,821.50	2,836.13	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2936J_1-2018-12-3.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 04 December 2018

Transaction in Own Shares
December 04, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 04, 2018	279,973	2,862.50	2,832.50	2,850.39	XLON
December 04, 2018	141,706	2,862.50	2,830.50	2,850.25	CHIX
December 04, 2018	28,321	2,862.00	2,831.00	2,850.50	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/4447J_1-2018-12-4.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

 Diageo PLC – Directorate Update
 Dated 05 December 2018

5 December 2018

Board Update

On 27 March 2018, Diageo announced that Ursula Burns's appointment to the Diageo Board, as Non-Executive Director, had been delayed following her appointment as interim Executive Chairman of VEON Ltd (NASDAQ and Euronext Amsterdam: VEON).

Diageo and Ms. Burns have now agreed that in light of her still continuing to act as interim Executive Chairman of VEON, she will not take up her appointment on the Diageo Board.

ENDS

Enquiries:

Media relations:	Jessica Rouleau	+44 (0)20 8978 1286
	press@diageo.com	+44 (0)20 8978 2749

Investor relations:	Andy Ryan	+44 (0) 20 8978 6504
	Pier Falcione	+44 (0) 20 8978 4838
investor.relations@diageo.com

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cоroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo PLC – Transaction in Own Shares
Dated 05 December 2018

Transaction in Own Shares
December 05, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 05, 2018	339,436	2,848.00	2,794.50	2,815.77	XLON
December 05, 2018	215,206	2,848.00	2,794.00	2,815.78	CHIX
December 05, 2018	45,358	2,848.00	2,794.00	2,815.38	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5901J_1-2018-12-5.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

 Diageo PLC – Transaction in Own Shares
 Dated 06 December 2018

Transaction in Own Shares
December 06, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 06, 2018	375,441	2,830.50	2,752.50	2,786.81	XLON
December 06, 2018	186,760	2,830.50	2,752.50	2,786.58	CHIX
December 06, 2018	37,799	2,830.50	2,753.00	2,786.63	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7393J_1-2018-12-6.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

 Diageo PLC – Transaction in Own Shares
 Dated 07 December 2018

Transaction in Own Shares
December 07, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 07, 2018	282,888	2,824.00	2,774.00	2,801.58	XLON
December 07, 2018	136,909	2,824.00	2,774.00	2,801.23	CHIX
December 07, 2018	30,203	2,824.00	2,777.00	2,801.13	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8824J_1-2018-12-7.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

 Diageo PLC – Director/PDMR Shareholding
 Dated 10 December 2018

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£27.9275	296
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2018-12-10
f)	Place of transaction	London Stock Exchange (XLON)

 Diageo PLC – Director/PDMR Shareholding
 Dated 10 December 2018

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 December 2018, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

10 December 2018

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kathryn Mikells
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£28.00	5 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2018-12-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	David Cutter
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£28.00	4 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2018-12-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Victoria Frame
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£28.00	6 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2018-12-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£28.00	6 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2018-12-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Siobhán Moriarty
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£28.00	5 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2018-12-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mairéad Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£28.00	5 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2018-12-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 11 December 2018

Transaction in Own Shares
December 10, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 10, 2018	365,417	2,838.50	2,786.00	2,810.90	XLON
December 10, 2018	201,779	2,838.50	2,783.00	2,810.25	CHIX
December 10, 2018	32,804	2,838.50	2,786.00	2,811.05	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/1663K_1-2018-12-11.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

 Diageo PLC – Transaction in Own Shares
 Dated 11 December 2018

Transaction in Own Shares
December 11, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 11, 2018	372,872	2,836.00	2,805.00	2,821.93	XLON
December 11, 2018	192,731	2,836.00	2,804.00	2,822.09	CHIX
December 11, 2018	34,397	2,836.00	2,805.00	2,822.12	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/1702K_1-2018-12-11.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

 Diageo PLC – Transaction in Own Shares
 Dated 12 December 2018

Transaction in Own Shares
December 12, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 12, 2018	374,973	2,872.50	2,830.00	2,854.11	XLON
December 12, 2018	188,942	2,872.50	2,830.00	2,854.03	CHIX
December 12, 2018	36,085	2,872.50	2,830.50	2,854.29	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3136K_1-2018-12-12.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 13 December 2018

Transaction in Own Shares
December 13, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 13, 2018	377,840	2,857.00	2,827.50	2,845.73	XLON
December 13, 2018	182,086	2,857.00	2,827.50	2,845.89	CHIX
December 13, 2018	40,074	2,857.00	2,827.50	2,846.28	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/4554K_1-2018-12-13.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

 Diageo PLC – Transaction in Own Shares
 Dated 14 December 2018

Transaction in Own Shares
December 14, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 14, 2018	362,098	2,858.50	2,821.00	2,839.56	XLON
December 14, 2018	200,246	2,858.50	2,821.00	2,839.47	CHIX
December 14, 2018	37,656	2,858.00	2,821.00	2,839.16	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5942K_1-2018-12-14.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 17 December 2018

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 13 December 2018, Deirdre Mahlan transferred ordinary shares and American depositary shares to her three adult children, two of whom are also persons closely associated with Deirdre Mahlan.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

17 December 2018

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	1. Deirdre Mahlan 2. Charles Mahlan IV
2.	Reason for the notification
a)	Position / status	1. Member of the Executive Committee 2. Person closely associated with Deirdre Mahlan
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Transfer of ordinary shares by Deirdre Mahlan to Charles Mahlan IV 2. Receipt of ordinary shares by Charles Mahlan IV from Deirdre Mahlan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	400
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2018-12-13
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	1. Deirdre Mahlan 2. Charles Mahlan IV
2.	Reason for the notification
a)	Position / status	1. Member of the Executive Committee 2. Person closely associated with Deirdre Mahlan
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American depositary shares US25243Q2057
b)	Nature of the transaction	1. Transfer of American depositary shares by Deirdre Mahlan to Charles Mahlan IV 2. Receipt of American depositary shares by Charles Mahlan IV from Deirdre Mahlan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	100
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2018-12-13
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Deirdre Mahlan
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Transfer of ordinary shares to Ryan Mahlan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	400
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2018-12-13
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Deirdre Mahlan
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American depositary shares US25243Q2057
b)	Nature of the transaction	Transfer of American depositary shares to Ryan Mahlan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	100
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2018-12-13
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	1. Deirdre Mahlan 2. Brendan Mahlan
2.	Reason for the notification
a)	Position / status	1. Member of the Executive Committee 2. Person closely associated with Deirdre Mahlan
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Transfer of ordinary shares by Deirdre Mahlan to Brendan Mahlan 2. Receipt of ordinary shares by Brendan Mahlan from Deirdre Mahlan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	400
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2018-12-13
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	1. Deirdre Mahlan 2. Brendan Mahlan
2.	Reason for the notification
a)	Position / status	1. Member of the Executive Committee 2. Person closely associated with Deirdre Mahlan
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American depositary shares US25243Q2057
b)	Nature of the transaction	1. Transfer of American depositary shares by Deirdre Mahlan to Brendan Mahlan 2. Receipt of American depositary shares by Brendan Mahlan from Deirdre Mahlan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	100
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2018-12-13
f)	Place of transaction	Outside a trading venue

Diageo PLC – Transaction in Own Shares

Dated 17 December 2018

Transaction in Own Shares
December 17, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 17, 2018	371,853	2,840.00	2,809.50	2,825.06	XLON
December 17, 2018	188,993	2,840.00	2,809.50	2,825.13	CHIX
December 17, 2018	39,154	2,840.00	2,809.50	2,825.49	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7433K_1-2018-12-17.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 18 December 2018

Transaction in Own Shares
December 18, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 18, 2018	370,298	2,813.00	2,782.00	2,794.29	XLON
December 18, 2018	187,758	2,813.00	2,782.00	2,794.18	CHIX
December 18, 2018	41,944	2,811.50	2,782.00	2,793.48	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8965K_1-2018-12-18.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

 Diageo PLC – Director/PDMR Shareholding
 Dated 19 December 2018

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of ordinary shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£27.9361	35,000
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2018-12-19
f)	Place of transaction	London Stock Exchange (XLON)

 Diageo PLC – Transaction in Own Shares
 Dated 19 December 2018

Transaction in Own Shares
December 19, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 19, 2018	361,574	2,812.50	2,779.50	2,799.49	XLON
December 19, 2018	196,993	2,813.00	2,779.50	2,799.84	CHIX
December 19, 2018	41,242	2,812.50	2,780.00	2,800.19	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

 http://www.rns-pdf.londonstockexchange.com/rns/0387L_1-2018-12-19.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

 Diageo PLC – Transaction in Own Shares
 Dated 20 December 2018

Transaction in Own Shares
December 20, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 20, 2018	365,742	2,840.00	2,787.50	2,816.40	XLON
December 20, 2018	192,802	2,840.00	2,787.50	2,816.60	CHIX
December 20, 2018	41,456	2,840.00	2,789.00	2,816.21	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

 http://www.rns-pdf.londonstockexchange.com/rns/1973L_1-2018-12-20.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

 Diageo PLC – Transaction in Own Shares
 Dated 21 December 2018

Transaction in Own Shares
December 21, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 21, 2018	5,916	2,830.50	2,788.50	2,804.36	XLON
December 21, 2018	4,077	2,830.50	2,788.50	2,803.06	CHIX
December 21, 2018	7	2,801.00	2,801.00	2,801.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

 http://www.rns-pdf.londonstockexchange.com/rns/3516L_1-2018-12-21.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 02 January 2019

By:___/s/ James Edmunds

FILING SIGNATORY: James Edmunds
POSITION: Deputy Company Secretary